                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 10-C
                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM
                  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                              OR 15d-17 THEREUNDER

                          KLA Instruments Corporation
                 (Exact name of issuer as specified in charter)

                160 Rio Robles, San Jose, California 95161-9055
                    (Address of principal executive offices)

Issuer's telephone number, including area code: (408) 456-6180


                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.        Title of Security: Common Stock

2.        Number of shares outstanding before the change: 25,111,240*

3.        Number of shares outstanding after the change: 50,222,480*

4. Effective date of change: Record Date -- August 31, 1995; Pay Date -- September 29, 1995

5.        Method of change:

                  Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

                  Stock Dividend


         Give brief description of transaction:

                  100% stock dividend (one share for each share outstanding on August 31, 1995)


                          II. CHANGE IN NAME OF ISSUER

1.        Name prior to change: Not applicable

2.        Name after change:

3.        Effective date of charter amendment changing name:

4.        Date of shareholder approval of change, if required:


Date:   September 7, 1995              /s/ Christopher Stoddart
                                      -----------------------------------
                                      Christopher Stoddart
                                      Treasurer

* Based on the number of shares outstanding as of August 11, 1995.